Letterhead of The Amacore Group, Inc.
(formerly Eye Care International, Inc.)
November 2, 2005

Ms. Elaine Wolff, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Amacore Group, Inc. (formerly Eye Care International, Inc.) Registration Statement on Form SB-2/A Filed September 15, 2005 Registration No. 333-121308

Dear Ms. Wolff:

On October 17, 2005, we provided a comprehensive response to your comment letter dated September 22, 2005. Subsequently, on October 19, 2005, we held a teleconference with the Staff to discuss our response. As an outcome of that teleconference, we would like to amend certain elements of our October 17, 2005 response. We have made reference herein to our letter of October 17, 2005.

COMMENT

Financial Statements

Financial Statements for the six months ended June 30, 2005

Note 8—Convertible Debentures

We note your response to our prior comment 2. Tell us how you have considered SFAS 133 and EITF 00-19 in determining that the conversion feature on your convertible debt is not an embedded derivative. In your response specifically address whether your obligation to issue shares upon conversion must be satisfied in registered shares. Additionally, tell us whether any terms in the debt agreements would require net cash settlement.

RESPONSE

Series C Preferred Stock:

We initially applied FAS150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity to our accounting for the issuance of our Series C Preferred Stock. In our application of FAS150, we classified the Series C Preferred Stock as a liability and carried it at fair value. We have revised our accounting to account for the Series C Preferred Stock under ASR 268 Redeemable Preferred Stock and, as it relates to the embedded conversion feature, under EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, the Company’s Own Stock.

Our revised accounting provides for allocation of the proceeds ($602,000) from the offering first to the embedded conversion feature. This allocation methodology is consistent with Implementation Issue B-6, referred to in our letter of October 17, 2005. The proceeds were not sufficient to fully record the embedded derivative. Therefore, a charge to income amounting to $469,782 was recorded to adjust this derivative financial instrument to fair value. Our previous accounting provided for recognition of the warrants issued concurrently with the Series C Preferred Stock as current liabilities, and at fair value. Since proceeds were fully applied to the embedded conversions feature, we have recorded a charge to income of $976,000, representing the fair value of the warrants.

We have now applied ASR 268 to accounting for the Series C Preferred stock and, as a result, have classified this instrument as a mezzanine security subject to accretion up to the redemption value of $860,000. We have also reflected reconciliation between net loss and loss applicable to common stockholders on our statements of operations.

Existing Derivative Financial Instruments:

Our response of October 21, 2005 did not address paragraph 24 of EITF 00-19. Paragraph 24 requires the Issuer to consider the effects of EITF 00-19 on existing derivative financial instruments. We have considered the requirements of paragraph 24 and have concluded that other derivative financial instruments, principally outstanding warrants, required reclassification from equity to liability because the Company became unable to control physical or net-share settlement upon issuance of the convertible debentures and the Series C Preferred Stock.

We reclassified an amount equal to the fair value of these instruments ($3,545,000) from stockholders’ equity to current liabilities and have adjusted this liability to fair value in subsequent periods.

Income Statement Classification of Fair Value Adjustments:

In our response of October 21, 2005, we reported the fair value adjustments to the derivative financial instruments as components of interest expense. Given the significance of these amounts, we have changed that classification to provide for a separate line item, within other income and expense, to reflect these adjustments.

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Liquidating Damages:

The terms of our 6% and 7% convertible debentures provide for liquidating damages of 2% per month if, after 150 days from closing, the Issuer has not obtained and effective registration statement. Our accounting reflected in our October 17 response reflected provisions for these liquidating damages. However, we reconsidered what the definition of “closing.” As a result of our considerations, we have calculated our adjustment with “closing” representing the first date that the holder had the right to convert or exercise any rights under the instruments. As a result, there is no change in the accounting provided in our October 17 response. In the financial information we provided on October 17, 2005, $43,690 and $32,300 had been charged to income during the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

We have provided prominent footnote disclosure of this recorded liability in our convertible debentures footnote and in management’s discussion and analysis.

* * * * *

The conclusions reached in this letter and those conclusions in our October 17, 2005 letter that continue to be appropriate are incorporated in Amendment No. 8 (attached hereto) to our Registration Statement on Form SB-2/A. For your convenience, I have also attached a red-line Word version of Amendment 8 showing the changes made to the Amendment 7 version.

Our independent accountants, Brimmer, Burek & Keelan LLP, have reviewed these responses and revised financial statements and concur with same.

We appreciate your consideration of our revised conclusions to your comment of September 22, 2005. We would appreciate you giving this your immediate attention as we would like to formerly file the amended SB-2/A yet today, if possible, or tomorrow at the latest. We would be pleased to discuss, either by telephone or in person (if necessary) any questions you may have, if any.

Sincerely yours,

/s/ James L. Koenig
James L. Koenig
Acting Chief Financial Officer

cc:	David J. Levenson, Esq. Michael McTiernan Cicely Luckey Robert Telewicz